As filed with the Securities Exchange Commission on August __, 1999

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934

                              www.eBIZnet.com, Inc.
                              ---------------------
                     (Name of Small Business in Its Charter)

              FLORIDA                                  65-0725217
----------------------------------------     -----------------------------------
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                 Identification No.)

1197 W. Newport Center Drive, Suite 1195
Deerfield Beach, Florida                                  33442
----------------------------------------     -----------------------------------
(Address of principal executive offices)                (Zip Code)

            (954) 570-9958                            (954) 570-7873
----------------------------------------     -----------------------------------
       Issuers Telephone Number:                       Telecopier:

                                www.ebiznet.com
                       ----------------------------------
                            Issuer's Website Address

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act: Common Stock, $0.001 par value

                                                            Common Stock
                                                            Purchase Warrants to
                                                            purchase shares of
                                                            Common  Stock at
                                                            $1.00 per  share.

                              www.eBIZnet.com, Inc.

                                TABLE OF CONTENTS

                                     PART I

Item 1.   Description of Business

            (a)   Business Development
            (b)   Business of Issuer
            (c)   Reports to Shareholders

Item 2.   Issuer's Plan of Operation

Item 3.   Description of Property

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management

Item 5.   Directors, Executive Officers, Promoters
          And Control Persons

Item 6.   Executive Compensation

            (a)   Summary Compensation Table
            (b)   Options/SAR Grants
            (c) Aggregated Options/SAR Exercises and Financial Year End Option/SAR Value
            (d)   Long Term Incentive Plans
            (e)   Compensation of Directors
            (f) Employment Contracts and Termination of Employment Or Change in Control Arrangements
            (g)   Report on Repricing of Option/SARs

Item 7.   Certain Relationships and Related Transactions

Item 8.   Description of Securities

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.   Legal Proceedings

Item 3.   Changes in and Disagreements With Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers

                                    PART F/S

Financial Statements

                                    PART III

Item 1.   Index to Exhibits

Item 2.   Description of Exhibits


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

Part I

Item 1. Description of Business.

      (a)   Business Development:

                  The Company was incorporated in Florida in January 1997 under the name Florida Internet Stock Exchange Inc. to develop and operate proprietary websites. In October 1997, the Company changed its name to Florida Diet Services, Inc. and began to focus its businesses on the development of its proprietary website, www.dietplace.com, a multimedia interactive network environment for the dissemination of human nutrition and dietary information and for the promotion, marketing and sales of specialized food and nutrition diet products. The Company, which adopted its current name in December 1998, currently operates its business through five wholly owned subsidiaries, each targeted at a different niche of the internet/information technology industry.

                  In December 1998, the Company purchased the shares of Electronic Business Network, Inc., a Florida corporation formed in 1995 to provide internet advertising and marketing services, including the creation of websites and advertising banners for use at these sites.

                  In January 1999, the Company's wholly owned subsidiary, JBX Online, Inc., purchased the assets of JBX Designs, Inc. d/b/a JBX Online, which provides voice/data/network communications services and is developing proprietary hardware and software products for use in the digital telecommunications field.

                  In March 1999, the Company's wholly owned subsidiary, Global Online Exchange, One, Inc., purchased the assets of International Trade Exchange, Ltd., d/b/a International Credit Reserve Exchange (ICRE). ICRE is an established internet barter exchange company.

                  In April 1999, the Company's wholly owned subsidiary, Global Online Exchange, Inc., purchased the assets of Barter Accounting Software, consisting of a proprietary barter accounting software program and related goodwill.

      (b) Business of Issuer:

            (b)(1) Principal Products and Services and their Markets.

                  Electronic Business Network ("EBN"). EBN was formed in 1995 to provide internet advertising and marketing services. During the past five years, the use of the internet as an informational, entertainment and commercial medium has grown explosively (See discussions of "Market" below). EBN has recognized that a key to commercial success in this growing medium is the attraction of web "surfers" or users to a site and the delivery of such surfers to advertisers. EBN has developed proprietary software which enables the creation of fully functioning websites at the rate of more than one site per second. As a result, EBN has assembled a substantial network of websites, which it has organized within approximately 30 principal domains owned by EBN in a variety of categories. These sites currently attract more than ten (10) million viewers per month and more than twenty (20) million page views per month. Due to the size and efficiency of its network, EBN believes it is able to attract viewers at a relatively lower cost than its competitors, which should enable it to sell banner advertising to other websites at lower prices. The rapid growth of online advertising, as evidenced by the success of online advertising agencies like Doubleclick and 24/7 Media, Inc., has broadened the potential market for the Company's business.

                  Global Online Exchange, Inc. ("GOE"). GOE was formed in March, 1999 to develop and operate an online trade and exchange portal, in which barter organizations, corporate trade exchanges, businesses and individuals will be able to conduct barter transactions online in real time. Revenues are generated by providing listing services, information transaction exchanges and escrow services for the online barter community. According to the International Reciprocal Trade Association ("IRTA"), a barter industry trade organization, the barter community trades more than $9 billion per year in goods and services over the internet. It is GOE's plan to provide a personalized portal for traders, who will be able to trade products and services, participate in chat forums with other traders and have access to news and regional information of interest to the online barter community.

                  In March, 1999, GOE acquired the assets of International Credit Reserve Exchange, Ltd. (ICRE), a company with eighteen (18) years experience as a barter/trade exchange company. ICRE has over 300 active members trading more than $2,000,000 annually. In addition, GOE purchased the assets of Barter Accounting Software of Kansas City, MO in April, 1999. Barter Accounting Software is the developer and owner of a widely used barter accounting software program. GOE intends to utilize its new software and the existing clientele of ICRE to seek and expand opportunities in the online barter industry.

                  JBX Designs, Inc. ("JBX"). JBX, based in Deerfield Beach, Florida, was formed in January 1999 to provide voice, date and network communication services to corporate clients. In January 1999, JBX purchased the assets of JBX Designs, Inc., whose principal, John Boudreaux has more than twelve (12) years experience in this field. Mr. Boudreaux is now employed by JBX. The major current focus of JBX is the development of network access point hardware and software, which allows for shared resources among telecommunication service providers.

                  Capital Publications, Inc. ("CPC"). CPC provides financial and business information for the online financial community through fifteen (15) proprietary financial websites owned by EBN. The websites are Ginex.com, Globalshareholders.com, Stockdoc.net, Smallcapmarkets.com, Harrisreport.com, Topcaps.com, Ecomoney.com, Octpavilion.com,


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

Newcaps.com, Stockleader.com, Talkingstock.com, Smallcapbytes.com, Smallcapnet.com, Smallcap101.com and Smallcapinterviews.com. Advertising on these sites are sold by EBN.

                  Stormcrow Studios ("Stormcrow"). Stormcrow was formed in April 1999 to develop multimedia content for use primarily on broadcast internet websites. In April 1999, the Company employed Gerald Talifero to develop and produce multimedia content for the Company. Stormcrow's current focus is the production of multimedia advertisements for broadcast through the internet. Stormcrow's work product is still in development.

            (b)(2) Market:

                  The Internet. The Internet is a wide-area network, in which computer users throughout the world can gain access to an almost endless flow of information, communications and commerce. From its start in the 1960's as a means for the U.S. Department of Defense to provide information across its far-flung operations, the internet has become a universally used medium by which scores of millions of people communicate, receive and provide information and engage in ever-increasing amounts of commercial transactions, known as eCommerce.

                  In the past several years, companies that have found ways to provide safe and efficient eCommerce, such as Amazon.com, eBay, America Online, Yahoo and others, have become household names almost overnight. In addition, established commercial enterprises, such as Barnes & Noble, Charles Schwab and others, have found their business challenged by online companies and have responded by establishing successful eCommerce businesses of their own.

                  Internet Demographics. The internet marketplace has become one of the fastest growing industries in the world today. Established media and telecommunications companies are competing against new media startups and mature software companies for market share. This rapid growth is attributed to society's dependence on information and the pursuit of the next century's business models.

                  In 1997, there were an estimated 50 million internet users worldwide. By 1998, that number had increased to 200 million internet users, with 96 million in the United States alone. Stanford Research Institute reports that 70% of the internet population is made up of groups leading social change and gravitating towards parts of society associated with innovation. Although originally predominately male, the universe of web users has now become fairly equally balanced between male and female. A.C. Nielsen reports that 51% of people use the internet for entertainment. Yahoo!, the most popular internet search engine, reported one billion page views during the month of June of 1998, and claims that the most popular content category on its massive web site is entertainment. This trend will continue to increase as the online experience becomes richer in both depth and breadth of interactive content.


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

                  Electronic Commerce on the Internet. The internet is an increasingly significant global medium for communication and commerce. Growth in internet usage has been driven by the emergence of the Web. Growth has been buttressed further by enhancements in technology, which permit faster and more secure transmission of information over the internet and a continuing drop in prices for hardware and software needed to utilize the Web. As the number of users has grown, retailers have been attracted to the internet as a medium for reaching millions of consumers at low cost.

                  During 1996, $520 million in goods and services were sold through the Web. In 1998, more than $10 billion in goods and services were sold through the Web and Forrester Research estimates that in 2003, the amount of goods and services sold over the internet to consumers will exceed $100 billion and business to business eCommerce will exceed $1 trillion. To place those numbers in context, in 1998, approximately 1% of all retail sales in the United States were made through the internet. By 2001, that percentage is estimated to increase to 6% of all retail sales.

                  The internet is evolving into a unique market channel, just as retail stores, mail order catalogs and television shopping have previously evolved as unique channels. By directly operating their own websites, internet retailers can interact with customers in real-time by frequently adjusting their product mix, pricing, and visual presentation. In addition, the global reach of the internet allows retailers to build a large, geographically diverse customer base more quickly than traditional retailers and catalog marketers. Unlike traditional marketing channels, internet retailers do not have the burdensome costs of a significant retail store infrastructure, the continuous printing and mailing costs of a catalog marketer or the store personnel and call center costs borne by traditional retailers and catalog marketers.

            (b)(3) New Products or Services. The Company has not announced any new products or services.

            (b)(4) Competition. All phases of the internet and information service industry are increasingly competitive. Many of the firms competing in this industry have greater financial resources available to them than the Company. The ability to compete successfully is dependent upon access to and development of new technologies. In the internet advertising field, the ability to compete successfully is based on developing innovative marketing techniques that draw large numbers of visitors to websites. The click-through rates (number of website visitors who "click through" to an advertisers' websites) for website banner advertising is frequently less than 1%, which require advertisers to attract significant numbers of visitors to the initial website.

                  The Company believes it is positioned to compete successfully in this market based on its large network of websites to attract multiple web surfers. However, it is competing against many advertising service providers, including traditional advertising agencies as well as speciality internet advertising agencies, many of which are significantly larger and more well capitalized than the Company.

                  The barter industry is, likewise, highly competitive. There are currently hundreds of barter exchanges operating. The ability to succeed is based substantially on being able to establish and promote a secure and reliable environment in which trades can take place. Through the purchase of ICRE, an 18 year old barter exchange company, and Barter Accounting Software, one of the more widely used barter accounting software products on the market, the Company believes it will be able to achieve the key attributes to compete successfully. However, the Company must establish a broad membership to create a vibrant trading environment.

                  Internet content providers, such as the Company's CPC and Stormcrow subsidiaries, are in intense demand as the number of websites needing content continue to proliferate. Likewise, the number of content providers is rapidly growing to fill this need. Such providers include established producers of news and entertainment products, as well as smaller independent companies, most of which have greater financial resources than the Company. As with any content providers, the ability to compete is based on anticipating consumer demands and taste and fulfilling them with quality products. The Company believes that its method of operation should enable it to compete successfully in this market.

            (b)(5) Sources of Supply. The Company is not dependent on any principal suppliers for a substantial part of its business. However, like all internet companies, it is dependent on the continuing operability of the world wide web to enable it to interact with its viewers. A breakdown in that system would have an obvious negative impact on the Company's business.

            (b)(6) Major Customers. The Company's major customers are advertisers on its websites. The Company sells such advertising through its own employees and through advertising sales representatives. In June 1999, the Company entered into an agreement with Flycast Communications Corp., located in San Francisco, California. Under that agreement, Flycast will sell advertising space on certain of the Company's websites in exchange for a percentage of net advertising revenues. In July 1999, the Company entered into a similar agreement with 24/7 Media, Inc., located in New York City, under which 24/7 will sell advertising space on certain of the Company's websites in exchange for a percentage of net advertising revenues. The Company anticipates that a substantial portion of its revenues during the next six months will be generated under these two agreements. However, in the event either or both of those entities is unable to generate advertising sales for the Company, the Company believes there are sufficient alternative internet advertising agencies to assist the Company in selling its advertisements.

            (b)(7) Patents, Trademarks, License, etc. The Company has purchased the exclusive rights to the tradenames Barter Accounting Software and ICRE for use in its Global Online Exchange subsidiaries. The Company has also purchased exclusive rights to the Barter Accounting Software. The Company intends to protect all of its intellectual property through appropriate state and federal registrations.

            (b)(8-9) Government Regulation and Approval. Currently, the internet/information super highway is subject to government obscenity/decency standards. The Company intends to comply fully with such standards. The assignment and registration of web domain names have historically been administered by Network Solutions, Inc. ("NSI") under license from the U.S. government. NSI acts as a clearinghouse for website domain names and has adopted regulations to resolve trademark related disputed between domain name users and registered trademark owners. In 1999, the government opened this service to other companies, which will compete with NSI for domain name registrants. The Company currently registers its domain names with NSI. At such time as additional registering companies become available, the Company may change such use.

            (b)(10) Research and Development. Since 1998, the Company has expended in excess of $200,000 in the research and development of its proprietary website generating software, its network access point hardware and software and its online barter exchange business.

            (b)(11) Environmental Compliance. The Company does not anticipate any significant costs to comply with environmental laws and requirements.

            (b)(12) Employees. As of August 20, 1999, the Company had 43 full-time employees, of whom four were employed by the Company, 28 were employed by EBN, four were employed by JBX and seven were employed by GOE.

      (c) Reports to Shareholders. At the time of the filing of this registration statement, the Company is not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, the Company will be subject to the Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 5th Street NW, Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the website maintained by the Commission at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the public reference section of the Commission at its principal offices in Washington D.C., as set forth above.

Item 2. Management's Discussion and Analysis or Plan of Operation.

            The Company had no revenues from operations in 1997. In 1998, for which year the Company's financial statements have been consolidated with Electronic Business Network, Inc. which was acquired on December 2, 1998, the Company had sales revenues of $306,224 and a net operating loss of $167,447. The revenues were derived from the sale of interests in certain of the Company's websites and the sale of advertising on its network of websites. In 1999, the


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

Company purchased the assets of a barter exchange company, a barter accounting software company and a voice/data communication, consulting and development company, all in exchange for shares of its common stock. During the first two quarters of 1999, the Company derived revenues from both its internet advertising business and its developing barter exchange company. Revenues for the three months and six months ended June 30, 1999 were $250,643 and $359,353, respectively, as compared to $86,398 and $162,631, respectively, for the three months and six months ended June 30, 1998. Cash and cash equivalents on June 30, 1999 were $64,586, as compared to $1,077 on June 30, 1998, due primarily to the receipt of approximately $730,334 in revenues from the issuance of securities during the first six months of 1999. Management believes that cash on hand, as well as anticipated revenues and collection of accounts receivable, should be sufficient to maintain continued operation of its internet advertising and barter exchange operations, as well as the continued development of its communications and multimedia production operations for the next twelve months. Thereafter, management believes it may need additional financing or increased revenues to continue its current and anticipated levels of development and growth. There is no assurance that the Company will be able to raise such additional financing or be able to generate sufficient additional revenues to meet those requirements. The Company's primary activities and cash requirements for the next twelve (12) months will be the continued operation of its internet advertising and barter exchange business and further development of its telecommunications hardware and software and multimedia content for broadcast web sites. Management believes that its general and administraative expenses, advertising and marketing expenses and contract labor expenses during the nex twelve months will remain substantially consistent with the levels of such expenses during the first six months of 1999, except for expenses which vary directly with sales, should vary based on sales levels. The Company does not anticipate any material changes in the number of employees during the next twelve months, unless necessitated by an increase or decrease in the Company's operations.

Item 3. Description of Property.

            The Company's executive and administrative offices occupy approximately 3200 square feet of office space at 1197 W. Newport Center Drive, Suite 1195, Deerfield Beach, Florida. The Company leases this space from an unaffiliated party on a verbal month-to-month basis, at a base rent of $2,304.00 per month. The Company's barter exchange subsidiary, Global Online Exchange, Inc. has offices at 8061 Watson Road, Suite 131, St. Louis, Missouri 63119, which it leases from an entity affiliated with the principal offices of that subsidiary under a lease expiring in July, 2000.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

            The following table sets forth information as of August 13, 1999 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group. To the Company's knowledge on August 13, 1999, there were no holders of more than 5% of the Company's Common Stock other than R.C.C. Communications, Inc., Sharleen Glass,

Garland E. Harris, Betty Weinstein, Yvonne Williams, Frank E. Lambrecht and Michael D. Winkler. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On August 13, 1999 there were 7,573,200 shares of Common Stock and 437,300 Common Stock Purchase Warrants outstanding. No shares of any other class of capital stock are outstanding.

-------------------------------------------------------------------------------
Title of Class     Name and address of         Amount and nature     Percent of
                    beneficial owner          of beneficial owner      Class
-------------------------------------------------------------------------------
 Common Stock   Sharleen Glass
                11224 Marjoram Drive                425,000             5.6%
                Palm Beach Gardens, FL 33418
-------------------------------------------------------------------------------
                Garland E. Harris
 Common Stock   1207 Hampton Blvd.                2,190,000            28.9%
                N. Lauderdale, FL 33069
-------------------------------------------------------------------------------
                Frank E. Lambrecht
 Common Stock   634 N.E. 7th Avenue                 425,000             5.6%
                Boynton Beach, FL 33435
-------------------------------------------------------------------------------
                R.C.C. Communications, Inc.
 Common Stock   992 Galion Street                   660,000             8.7%
                Harrisburg, PA 17111
-------------------------------------------------------------------------------
                Betty Weinstein
 Common Stock   751-2 Coco Plum Circle              425,000             5.6%
                Plantation, FL 33324
-------------------------------------------------------------------------------
                Yvonne Williams
 Common Stock   1200 West Avenue, #1125             425,000             5.6%
                Miami Beach, FL 33139
-------------------------------------------------------------------------------
                Michael D. Winkler
 Common Stock   961 South Park Road, #110
                Hollywood, FL 33021                 425,000             5.6%
-------------------------------------------------------------------------------


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

Item 5. Directors, Executive Officers, Promoters and Control Persons.

            The Company's executive officers and directors are as follows:

--------------------------------------------------------------------------------
Name                         Age                   Position
----                         ---                   --------
--------------------------------------------------------------------------------
Garland Harris                42           President, Chief Executive Officer,
                                           Director
--------------------------------------------------------------------------------
Kevin T. Cabell               44           Director
--------------------------------------------------------------------------------
Rhonda Pruitt                 45           Secretary
--------------------------------------------------------------------------------
Brooks Faulkenberry           53           Chief Operating Officer
--------------------------------------------------------------------------------
Harold Rice                   57           Chief Financial Officer, Director
--------------------------------------------------------------------------------

            The principal occupation, title and business experience of the Company's executive officers and directors during the last five years, including the names and locations of employers, is indicated below:

Garland E. Harris has been President, Chief Executive Officer and a Director of the Company since December 1998. Prior to that, he was founder and president of Electronic Business Network, Inc., located in North Lauderdale, Florida from 1994 to 1998, when EBN was acquired by the Company. He has over 19 years of management, training and entrepreneurial-related experience. Mr. Harris has a degree in Theology from Way College of Biblical Research, Rome City Indiana. He also attended Stanford University, studying Architecture in 1977.

Brooks Faulkenberry, a native of El Paso, Texas, has been Chief Operating Officer of the Company since August 1999. From 1994 to 1997, he was an investment manager at BFFS Company, an El Paso, Texas financial consulting firm. From 1997 to 1999, he was an investment banker at Mull, Paige & Associates, LLC located in Deerfield Beach, Florida. Prior to 1994, he held executive positions with Bassett National Bank, Warner-Lambert Co. and Scott Paper Company. Mr. Faulkenberry attended the University of Texas at El Paso from 1965 to 1969, majoring in finance.

Kevin T. Cabell has been a director of the Company since February 1999 and had served the Company as a corporate consultant since such time. Mr. Cabell has served as an independent financial consultant to a variety of corporations and entrepreneurs since 1994. Prior to that, he held management positions in regional and principal capacities with Dallas Research and Trading, Inc., Network 1, Inc. and Monmouth Investments. Mr. Cabell earned a Bachelor of Science degree in Business Administration from the University of Illinois in Urbana.

Rhonda Pruitt has been employed by the Company since 1998 and, since March 1999, has been its Secretary and Director of Corporate Operations. From 1994 to 1999, Ms. Pruitt was V.P. of Operations for Harmon Development in Boca Raton, Florida. She is also a real estate sales person/mortgage broker, operated a personnel company in Deland, Florida and has worked in management positions with a number of human resource companies, including Kelly Services. She holds a Bachelor of Arts Degree in Communications from Florida Atlantic University.

Harold Rice was elected Chief Financial Officer of the Company in August 1999. For the past five years he has been President of Barter Accounting Software, a software development firm in Kansas City, Missouri, and President of Mid West Accounting and Tax Service, also in Kansas City. Mr. Rice received both his Bachelor of Arts degree in Psychology and a Masters degree in Public Administration at the University of Missouri.

Item 6. Executive Compensation.

      (a)   Summary Compensation Table

----------------------------------------------------------------------------------------
                                                    Annual Compensation
          Name And             Year   --------------------------------------------------
      Principal Position                 Salary      Bonus    Other Annual Compen-sation
                                          ($)         ($)                ($)
            (a)                (b)        (c)         (d)                (e)
----------------------------------------------------------------------------------------
Garland Harris
Chief Executive Officer,
Director                       1998     104,000        0                  0
----------------------------------------------------------------------------------------
Willis Hale
Treasurer,
Chief Financial Officer        1998      88,400        0                  0
----------------------------------------------------------------------------------------
Sharleen Glass
President                      1998         0          0                  0
----------------------------------------------------------------------------------------

      (b)   Option/SAR Grants in Last Fiscal Year
            (Individual Grants)

            No stock options or SAR grants have been given by the Company.

      (c) Aggregated Option/SAE Exercises in Last Fiscal Year And Fiscal Year-End Option/SAR Values

            None

      (d)   Long Term Incentive Plans-Awards in Last Fiscal Year

            The Company has no long-term incentive plans.

      (e)   Compensation of Directors

            The Directors of the Company serve without any compensation for their services as Directors.

      (f)   Employment Contracts

            On January 15, 1999, the Company's subsidiary, JBX Online, Inc. ("JBX") entered into an employment contract with John Boudreaux, pursuant to which Mr. Boudreaux was employed as President and Chief Technical Officer of JBX. The Agreement provides for annual compensation of $52,000, plus automobile, telephone and industry dues and subscription benefits in an aggregate amount of $8,200 per year. In addition, the Company agreed to pay Mr. Boudreaux an amount equal to $100,000, $20,000 in 4 monthly installments of $5,000 each commencing February, 1999, plus $80,000 in stocks, warrants or options at the discretion of the Company due on or before January 1, 2000.

            On February 19, 1999, the Company's subsidiary Global Online, Inc. ("GOE") entered into an employment contract with W. Allen Cochran, pursuant to which Mr. Cochran was employed as President of GOE. The Agreement provides for annual compensation of $52,000, plus automobile, telephone and industry dues and subscription benefits in the aggregate amount of $8,200 per year. In addition, the Company agreed to grant Mr. Cochran an option to purchase 10,000 shares of the Company's common stock at $1.00 per share at such time as the Company adopts an employee stock option program. No options have been granted to date.

      (g)   Report on Repricing of Options/SARS

            Not applicable

Item 7. Certain Relationships and Related Transactions.

            On January 30, 1997, the Company issued a total of 425,000 shares of its Common Stock, par value $.001, to its founders in exchange for pre-incorporation services and monetary advances provided by the founders on behalf of the Company. The services and advances were valued at the par value of the shares. During 1998, an additional 2,275,000 shares of its $.001 par value Common Stock were issued to the founders in exchange for services and cash contributions valued at the par value of the shares.

            In December 1998, the Company purchased the shares of Electronic Business Network, Inc. from Garland Harris, the Company's president, and RCC Communications, Inc. in exchange for 3,000,000 shares of the Company's Common Stock. The acquisition was negotiated on an arms-length basis and Mr. Harris did not become affiliated with the Company until the completion of the acquisition.

            In 1998, Mr. Harris loaned $75,000 to the Company, which the Company has agreed to repay on December 31, 1999 in a balloon payment plus interest at 12% per annum.

            In January 1999, the Company purchased the assets of JBX Designs, Ltd. in exchange for the issuance of 115,000 shares of the Company's Common Stock to John Boudreaux, who is now the director of the Company's JBX Online subsidiary. The acquisition was negotiated on an arm's length basis and Mr. Boudreaux did not become affiliated with the Company until the completion of the acquisition.

            In March 1999, the Company purchased the assets of International Trade Exchange, Ltd. ("ICRE") in exchange for the issuance of 75,000 shares of the Company's Common Stock to W. Allen Cochran, who is now the director of the Company's Global Online subsidiary. The acquisition was negotiated on an arm's length basis and Mr. Cochran did not become affiliated with the Company until the completion of the acquisition.

            In April 1999, the Company purchased the assets of Barter Accounting Software from Harold Rice, the Company's current chief financial officer and member of the Company's board of directors, in exchange for 200,000 shares of the Company's Common Stock. The acquisition was negotiated on an arm's length basis and Mr. Rice did not become affiliated with the Company until the completion of the acquisition.

Item 8. Description of Securities.

            The Company's authorized capital stock consists of 25,000,000 shares of common stock, $.001 par value per share, of which 7,573,200 were outstanding as of August 13, 1999, and 5,000,000 shares of Preferred Stock, no par value as to which the Board has the power to designate the rights, terms and preferences. As of August 23, 1999, the Board had not designated or issued any Preferred Stock.

            Common Stock: As of August 13, 1999, 7,573,200 shares were issued and outstanding. Holders of common stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding Shares of Common Stock are validly issued, fully paid and nonassessable.

            Undesignated Preferred Stock: The Company's Board of Directors presently has the authority to issue up to 5,000,000 shares of no par value preferred stock. Such shares may be issued upon such terms and conditions as the Board of Directors may determine at the time of issuance without further action of the Stockholders being required. Such preferred shares may or may not be: (i) issued in series; (ii) convertible into shares of Common Stock; (iii) redeemable by the Company; (iv) entitled to cumulative dividends; or (v) subject to other appropriate terms and conditions. Issuance of Preferred Stock allowing its convertibility into Common Shares may be considered a determinative factor with regard to control as well as the future market value of the Company's present outstanding Securities. The Board has no present intention of issuing any preferred stock.

            Other Securities to be Registered.

                  On July 7, 1998, the Company, in a Rule 504 Offering, offered 965,000 Common Stock Purchase Warrants at the price of $0.0005 per Warrant, each of which is convertible into one share of Common Stock upon the payment of the exercise price of $1.00 per share. As of August 23, 1999, there were 437,300 Warrants remaining outstanding. The Warrants expire on July 7, 2001. The Company retains the right to decrease the exercise price, effect a change in the "exchange ratio" (i.e., increase the number of shares to which each Warrant can be exchanged) or extend the termination date. In the event that the Company declares a stock split or stock dividend on the outstanding shares of Common Stock, the exercise price and share exchange ratio of all Warrants then remaining outstanding shall be adjusted to reflect such a split or dividend. Any change in the terms of the Warrants by the Company may be considered a determinative factor with regard to control as well as the future market value of the Company's present outstanding Securities.

            Transfer Agent: The Company's transfer agent is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321 (telephone
(954) 726-4954; telecopier (954) 726-6305).

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

      (a) Market Information.

            The Company's Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "BIZN." The following table sets forth the high and low bid prices quoted for the Company's Common Stock for since the inception of its quotation on the bulletin board:

                                                   HIGH                  LOW
            1998 Fourth Quarter                   $9.50                $0.75
            1999 First Quarter                    $10.25               $1.46875
            1999 Second Quarter                   $3.3125              $1.00

            The above quotations reflect inter-dealer prices, without retail mark-up, mark- down or commission and may not represent actual transactions.

      (b) Holders.

            As of August 13, 1999, there were approximately 49 record holders of the Company's Common Stock. Based on information from brokers and other investment advisors, the Company estimates that there are approximately 225 beneficial holders of the Company's Common Stock.

      (c) Dividends.

            The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

Item 2. Legal proceedings.

            The Company is not a party to any lawsuit, litigation, or regulatory proceeding of any kind, filed, pending or threatened.

Item 3. Changes in and Disagreements with Accountants.

            From the Company's inception until December 2, 1998, Harvey Judkowitz, CPA was the principal independent auditor for the Company. On December 2, 1998, the Company acquired Electronic Business Network, Inc. Upon the completion of that acquisition, Michael J. Bongiovanni, P.A., C.P.A., which had been the principal independent auditor for Electronic Business Network, Inc., became the principal independent auditor for the Company.

            At no time did Harvey Judkowitz, CPA, have any adverse opinion, disclaimer of opinion or modification in his reports for the Company. At no time was there any disagreement between Harvey Judkowitz, CPA and the Company with respect to the financial information of the Company.

Item 4. Recent Sales of Unregistered Securities.

            The Company has issued the following securities in transactions not registered under the Securities Act of 1933 (the "Act").

            (a) Upon its organization, the Company issued 425,000 shares of its $.001 par value Common Stock to its founders, at par value, in consideration for pre-incorporation services and monetary advances. In 1998, the Company issued an additional 2,275,000 shares to its founders, at par value, in consideration for services and cash advances. Those shares were originally issued as follows:

     Name                       Number of Shares                Price
     ----                       ----------------                -----
     Paul M. Galant                  425,000                     $425
     Sharleen B. Glass               425,000                     $425
     Frank E. Lambrecht              425,000                     $425
     Betty Weinstein                 425,000                     $425
     Yvonne Williams                 425,000                     $425
     Michael D. Winkler              425,000                     $425

            (b) Between February 16, 1998 and May 5, 1998, the Company sold an aggregate of 45,500 shares of its Common Stock at $.50 per Share in connection with an offering of 50,000 shares pursuant to Rule 504 under Regulation D of the Act. There were 59 purchasers of these shares.

            (c) In July 1998, the Company sold 965,000 Common Stock Purchase Warrants at $.005 per Warrant pursuant to an offering of 965,000 Warrants pursuant to Rule 504 under Regulation D of the Act. As of August 23, 1999, there were 437,000 Warrants remaining unexercised.

            (d) In December 1998, the Company issued 3,000,000 shares of its Common Stock to the shareholders of Electronic Business Network, Inc., in exchange for all outstanding shares of that company.

            (e) In January 1999, the Company issued 115,000 shares of its Common Stock to the shareholders of JBX Designs, Inc., in exchange for all the assets of that company.

            (f) In April 1999, the Company issued 75,000 shares of its Common Stock to the shareholders of International Trade Exchange, Ltd., in exchange for all the assets of that company.

            (g) In April 1999, the Company issued 200,000 shares of its Common Stock to the owner of Barter Accounting Software, in exchange for all the assets of that company.

            (h) On or about March 26, 1999, the Company entered into an agreement with Wheatear Corporation, a Florida corporation, pursuant to which Wheatear agreed to purchase 650,000 shares of the Company's common stock for the purchase price of $435,000. The shares were issued to Wheatear on or about April 6, 1999 and the purchase price was paid by delivery of a promissory note, pursuant to which Wheatear agreed to pay the sum of $435,000 in five weekly installments commencing April 30, 1999, with its obligations secured by a pledge of the underlying shares. Wheatear has defaulted in its payments, leaving an unpaid balance of $277,500. The Company has commenced efforts to enforce its rights against the pledge shares.

            All the shares issued under items (a) and (d) through (h) above are restricted securities as that term is defined under Rule 144 promulgated under the Act.

Item 5. Indemnification of Directors and Officers.

            The Company's Articles of Incorporation contain a provision that permits the Company to indemnify any officer, director or any former officer or director, to the extent permitted by the General Corporation Act of the State of Florida.

            The Company's By-laws authorize the Company to indemnify its officers and Directors to the fullest extent allowed under Florida corporate law for claims brought against such persons in their capacity as officers or directors. Under the Florida General Corporations Act 607.0850, such indemnification is considered proper only when the officer or director has met the applicable standard of conduct set forth in Sections 607.0850 (1) and (2). Such indemnification would not shield the directors or officers from liability for acts taken in bad faith or in a manner believed by them not to be in the best interests of the Company or for criminal acts.

Part F/S

                                    --------

                        CONSOLIDATED FINANCIAL STATEMENTS

                              www.eBIZnet.com, Inc.

                               AS OF JUNE 30, 1999

                        AND FOR THE 3 MONTH AND SIX MONTH

                               PERIODS THEN ENDING

                                   (UNAUDITED)

                                    --------

                           CONSOLIDATED BALANCE SHEETS
                              www.eBIZnet.com, Inc.
                    As of December 31, 1998 and June 30, 1999

                              ASSETS                                             (Unaudited)
                                                       December 31, 1998      June 30, 1999
                                                       -----------------      -------------
CURRENT ASSETS
   Cash and Cash Equivalents                                 $        --        $    64,586
   Accounts receivable                                               674            162,317
                                                             -----------        -----------
   TOTAL CURRENT ASSETS                                              674            226,903
PROPERTY & EQUIPMENT
Less:  Accumulated Depreciation                                   18,273             28,732
   TOTAL PROPERTY &                                               (7,328)           (11,174)
                                                             -----------        -----------
   EQUIPMENT                                                      10,895             17,558
OTHER ASSETS
   Goodwill and Customer Lists, net of  accumulated
   amortization of  $ -0- and $163, 774 at  December
   31, 1998 & June 30, 1999, respectively                        300,000          1,579,431
   Organizational Cost, net of
   accumulated amortization of
   $9 and $35 at December 31, 1998
   and June 30, 1999, respectively                                   516                490
                                                             -----------        -----------
      TOTAL OTHER ASSETS                                         100,516          1,579,921

          TOTAL ASSETS                                       $   312,085        $ 1,824,382
                                                             ===========        ===========
              LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
   Accounts Payable                                          $   257,817        $   315,349
   Shareholder Loans                                              78,144             89,221
   Interest Payable                                                    0              1,610
                                                             -----------        -----------
      TOTAL CURRENT LIABILITIES                                  335,961            406,180
STOCKHOLDERS' EQUITY (DEFICIT)
   Common Stock ($.001 par value),
   25,000,000 shares authorized:
   5,745,500 and 7,573,200 issued and
   outstanding at December 31, 1998
   and June 30, 1999, respectively                                 5,745              7,573
   Preferred Stock (no par value:
     5,000,000 authorized, -0- issued)                                --                 --
   Additional Paid-In-Capital                                     95,771          2,302,898
   Less:  Treasury Stock at Cost                                      --            (40,000)
   Stock to be Issued                                             37,500                 --
   Retained Deficit                                             (162,892)          (852,269)
                                                                 (23,786)         1,419,812
                                                             -----------        -----------
      TOTAL STOCKHOLDERS'
      EQUITY                                                 $   312,085        $ 1,824,382
                                                             ===========        ===========

                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                              www.eBIZnet.com, Inc.
                For the Three and Six Months Ended June 30, 1999

                             Three Months Ended  Six Months Ended   Three Months Ended  Six Months Ended
                                  June 30, 1999     June 30, 1999        June 30, 1998     June 30, 1998
                             ------------------  ----------------   ------------------  ----------------
REVENUE
Sales                               $   250,643       $   359,353          $    86,398       $   162,631
Commissions                             (17,186)          (28,096)              (3,122)          (13,083)
                                    -----------       -----------          -----------       -----------
            GROSS PROFIT                233,457           331,257               83,276           149,548
OPERATING EXPENSES
Advertising                         $    27,019       $    28,347          $        --               500
Amortization                             82,039           163,800                   --                --
Consultant                               48,148            93,013               11,230            51,690
Contract Labor                          186,434           379,518               63,356            87,826
Depreciation                              1,348             1,698                   --                --
Interest Expense                          1,610             3,615                  301               301
Office Expenses                          27,908            38,567                7,716            11,284
Professional Fees                        30,423            46,949                4,107             4,107
Salaries                                 53,173            57,104                   --                --
Rent                                     26,609            47,010                1,260             1,576
Technical Expenses                       73,600            95,814               30,883            58,877
Other Administrative Expenses            53,463            65,199                2,382             5,835
                                    -----------       -----------          -----------       -----------
          TOTAL EXPENSES                611,774         1,020,634              121,237           221,996
                                    -----------       -----------          -----------       -----------
          OPERATING LOSS            $  (378,317)      $  (689,377)         $   (37,961)      $   (72,447)
                                    ===========       ===========          ===========       ===========
          Basic and Fully Diluted
          Loss per Share            $     (0.06)      $     (0.10)                 N/A               N/A
                                    ===========       ===========          ===========       ===========
          Weighted Average
          Shares Outstanding         5,970,0300         6,659,100                  N/A               N/A
                                    ===========       ===========          ===========       ===========

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              www.eBIZnet.com, Inc.
                     For the Six Months Ended June 30, 1998

                                                                  (Unaudited)       (Unaudited)
                                                             Six Months Ended  Six Months Ended
CASH FLOWS FROM OPERATING ACTIVITIES                            June 30, 1999     June 30, 1998
                                                                -------------     -------------
Net Loss                                                          $  (689,377)      $   (72,447)
Adjustments to reconcile net loss
to net cash used in operating activities:
               Depreciation expense                                     1,698                --
               Amortization expense                                   163,800                --
Increase in operating assets:
               Accounts receivable                                   (161,643)               --
Increase (decrease) in operating liabilities:
               Accounts payable                                        53,767                --
               Interest payable                                         1,610                --
                                                                  -----------       -----------
                     NET CASH USED IN
                     OPERATING ACTIVITIES                         $  (630,145)      $   (72,447)

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for property and equipment                               (10,450)               --
                                                                  -----------       -----------
                      NET CASH USED IN
                      INVESTING ACTIVITIES                        $   (10,450)      $        --
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholders loans                                  $    11,077       $    71,947
Proceeds from other short-term loan                                     3,765                --
Proceeds from issuance of common stock                                730,339                --
Repurchase of common stock                                            (40,000)               --
                                                                  -----------       -----------
                      NET CASH PROVIDED BY
                      FINANCING ACTIVITIES                            705,181            71,947
                                                                  -----------       -----------
                      NET INCREASE (DECREASE) IN
                      CASH AND CASH EQUIVALENTS                   $    64,586       $      (500)
                                                                  -----------       -----------
Cash and cash Equivalents, beginning of period                    $        --       $     1,677
                                                                  -----------       -----------
                       CASH AND CASH EQUIVALENTS,
                       END OF PERIOD                              $    64,586       $     1,077
                                                                  ===========       ===========
Supplemental Disclosures of Cash Flow Information:

Accounts receivable, equipment, customer lists, and goodwill
acquired for common stock                                         $ 1,543,205       $        --
                                                                  ===========       ===========

                                    --------

                        CONSOLIDATED FINANCIAL STATEMENTS

                              www.eBIZnet.com, Inc.

                      DECEMBER 31, 1998 and MARCH 31, 1999

                                    --------

                                    CONTENTS

================================================================================

INDEPENDENT AUDITOR'S REPORT...............................................    1

CONSOLIDATED BALANCE SHEETS
           ASSETS, LIABILITIES AND STOCKHOLDERS' DEFICIT...................  2-3

CONSOLIDATED STATEMENTS OF OPERATIONS .....................................  4-5

CONSOLIDATED STATEMENT OF STOCKHOLDERS'
           EQUITY (DEFICIT)................................................    6

CONSOLIDATED STATEMENTS OF CASH FLOWS......................................  7-9

NOTES TO CONSOLIDATED FINANCIAL
           STATEMENTS......................................................10-20

================================================================================

Michael J. Bongiovanni, P.A., C.P.A.
                                                           12433 Willingdon Road
                                                 Charlotte, North Carolina 28078

================================================================================

Business (704) 904-2390
Facsimile (704) 948-6677
Voice Mail (954) 528-1899
Email: MJBCPA@BELLSOUTH.NET
To the Board of Directors
www.eBIZnet.com, Inc.
1197 West Newport Center Drive
Deerfield Beach, Florida 33442

      I have audited the accompanying consolidated balance sheets of www.eBIZnet.com, Inc. as of December 31, 1998 and March 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998 and the three months ended March 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

      I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

            In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of www.eBIZnet.com, Inc. as of December 31, 1998 and March 31, 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 1998 and the three months ended March 31, 1999 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered recurring losses from operations, its current liabilities exceeds its current assets and its cash flows from operating activities are negative. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note O. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Michael J. Bongiovanni, C.P.A.
Michael J. Bongiovanni, C.P.A.
June 5, 1999

                           CONSOLIDATED BALANCE SHEETS
                              www.eBIZnet.com Inc.
                      December 31, 1998 and March 31, 1999

                                          ASSETS                             1998            1999
                                                                             ----            ----
CURRENT ASSETS
           Cash and Cash Equivalents                                      $        --    $     2,558
           Accounts Receivable                                                    674        121,133
                                                                          -----------    -----------
TOTAL CURRENT ASSETS                                                              674        123,691

PROPERTY AND EQUIPMENT
           Computer Equipment                                                  15,136         15,537
           Furniture & Fixtures                                                 1,994          1,994
           Office Networking Equipment                                          1,143          1,143
           Vehicle                                                                 --          1,000
           Accumulated Depreciation                                            (7,378)        (7,728)
                                                                          -----------    -----------
                     TOTAL PROPERTY AND EQUIPMENT                              10,895         11,946

OTHER ASSETS
           Goodwill and Customer Lists, net of accumulated amortization of $ - and $78,402 at December 31, 1998 and March 31,
              1999, respectively                                              100,000      1,464,803
           Purchased Shell, net of accumulated amortization
             of $ - and $3,333 at December 31, 1998 and
             March 31, 1999, respectively                                     200,000        196,667
           Organizational Costs, net of
              accumulated amortization of $9 and
              $35 at December 31, 1998 and
           March 31, 1999, respectively                                           516            490
                                                                          -----------    -----------
                                                                              300,516      1,661,960
                                                                          -----------    -----------
                               TOTAL ASSETS                               $   312,085    $ 1,797,597
                                                                          ===========    ===========

See notes to audited consolidated financial statements and auditor's report.

                              www.eBIZnet.com Inc.
                      December 31, 1998 and March 31, 1999

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 1998           1999
                                                                                 ----           ----
CURRENT LIABILITIES
           Accounts Payable - Trade                                          $    37,394    $    84,168
           Accounts Payable - Purchased Shell                                    200,000        200,000
           Outstanding Checks in Excess
               of Bank Balances                                                   20,423             --
           Shareholders Loans Payable                                             78,144         94,531
                                                                             -----------    -----------
                  TOTAL CURRENT LIABILITIES                                      335,961        378,699

LONG-TERM DEBT

STOCKHOLDERS' EQUITY (DEFICIT)
           Common Stock ($.001 par value, 25,000,000 shares authorized;
                  5,745,500 and 6,195,600 shares issued and outstanding at
                  December 31, 1998
                  and March 31, 1999, respectively)                                5,745          6,195
           Preferred Stock (no par value, 5,000,000 shares
                  authorized, none issued)                                            --             --
           Additional Paid in Capital                                             95,771      1,886,655
           Stock to be Issued                                                     37,500             --
           Retained Deficit                                                     (162,892)      (473,952)
                                                                             -----------    -----------

           TOTAL STOCKHOLDERS' EQUITY                                            (23,876)     1,418,898
                                                                             -----------    -----------

                                                                             $   312,085    $ 1,797,597
                                                                             ===========    ===========

                   See notes to audited consolidated financial
                        statements and auditor's report.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                         1998            1999
                                                         ----            ----
REVENUE
  Net Sales                                           $ 306,224       $ 108,710
  Commissions on Sales                                  (21,075)        (10,910)
                                                      ---------       ---------
           GROSS PROFIT                                 285,149          97,800

OPERATING EXPENSES
Advertising                                           $     500       $   1,328
Amortization                                                  9          81,761
Automobile                                                4,146           3,995
Bank Charges                                              2,692           1,011
Computer Software                                           701             286
Consulting Fees                                          77,990          44,865
Contract Labor                                          174,506         193,084
Corporate Fringes                                           522             130
Depreciation                                              1,466             350
Dues & Fees                                                 415             517
Meals & Entertainment                                     1,012           2,238
Miscellaneous                                                --             669
Outside Services                                         15,000           2,500
Office Supplies & Expense                                 1,249             974
Postage & Couriers                                          183             400
Professional Fees                                        13,849          16,526
Rent                                                      5,460          20,401
Salaries & Wages                                             --           3,931
Taxes & Licenses                                          1,103             514
Telephone                                                13,316           6,785
Training & Seminars                                          --             808
Travel                                                    3,963           1,854
Web Hosting, Trafficking & Development                  134,514          21,928
                                                      ---------       ---------

           TOTAL EXPENSES                               452,596         406,855
                                                      ---------       ---------

                     OPERATING LOSS                    (167,447)       (306,055)

                   See notes to audited consolidated financial
                        statements and auditor's report.

                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                            1998         1999
                                                            ----         ----

OTHER INCOME (EXPENSE)
Interest Income                                          $      75    $      --
Interest Expense                                            (8,356)      (2,005)
                                                         ---------    ---------
          TOTAL OTHER EXPENSE                               (8,281)      (2,005)
                                                         ---------    ---------

                    NET LOSS                             $(175,728)   $(311,060)

                    Retained Earnings (Deficit),
                       Beginning of Period                  12,836     (162,892)
                                                         ---------    ---------

                    Retained Deficit, End of Period      $(162,892)   $(473,952)
                                                         =========    =========
Basic and diluted net loss per common share              $    (.07)   $    (.05)
                                                         =========    =========

                   See notes to audited consolidated financial
                        statements and auditor's report.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                Common       Common    Additional    Retained
                                                Shares       Stock      Paid-in      Earnings
                                                (000's)        $        Capital      (Deficit)
                                             ----------   ----------   ----------   ----------
Balances, January 1, 1998                            --   $        1   $      999   $   12,836

Retroactive restatement (recapitalization)
of equity due to reverse acquisition
of public shell                                   5,745   $    5,744   $   94,772           --

Net loss for 1998                                    --           --           --   $ (175,728)
                                             ----------   ----------   ----------   ----------

Balances, December 31, 1998                       5,745   $    5,745   $   95,771   $ (162,892)

Common stock issued in exchange
   for subcontract labor and stock
   promotional services                              50   $       50   $   37,450           --

Common stock issued with exercise
   of stock warrants                                210   $      210   $  209,900           --

Common stock issued for acquisition
  of JBX (Note J)                                   115   $      115   $1,168,609           --

Common stock issued for acquisition
  of ICRE (Note J)                                   75   $       75   $  374,925           --

Net loss for the three month ended
  March 31, 1999                                     --           --           --   $ (311,060)
                                             ----------   ----------   ----------   ----------

Balances, March 31, 1999                          6,195   $    6,195   $1,886,655   $ (473,952)
                                             ==========   ==========   ==========   ==========

                   See notes to audited consolidated financial
                        statements and auditor's report.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                                1998         1999
                                                                ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                                     $(175,728)   $(311,060)
Adjustments to reconcile net loss
to net cash used in operating activities:
             Depreciation expense                                1,466          350
             Amortization expense                                    9       81,761
             Accrued interest expense (Note C)                   6,517        2,005
             Common stock issued for compensation
                and promotional services                        37,500           --
             Increase in operating assets:
              Accounts receivable                                 (674)     (20,459)
           Increase (decrease) in operating liabilities:
              Outstanding checks in excess of bank balance      20,423      (20,423)
              Accounts payable - purchased shell               200,000           --
              Accounts payable - trade                        (178,103)      46,774
                                                             ---------    ---------

                     NET CASH USED IN
                     OPERATING ACTIVITIES                      (88,590)    (221,052)

CASH FLOWS FROM INVESTING ACTIVITIES:

  Expenditures for property and equipment                       (6,438)      (1,401)
                                                             ---------    ---------

                     NET CASH USED IN
                     INVESTING ACTIVITIES                       (6,438)      (1,401)

                             See notes to audited consolidated financial
statements and auditor's report.

                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                              1998         1999
                                                              ----         ----

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from shareholders loans (Note C)                   $ 75,000    $ 14,911
Proceeds from installment note payable - bank (Note B)        50,000          --
Repayment of installment note payable - bank (Note B)        (50,000)         --
Proceeds from other short-term loan                            3,000          --
Repayment of other short-term loan                            (3,000)         --
Incurrence of subcontractors' notes payable (Note D)          18,712          --
Repayment of subcontractor' notes payable (Note D)           (18,712)         --
Proceeds from issuance of common stock                         4,079     210,100
Repayments of loans to shareholder                            (7,461)         --
                                                            --------    --------

                     NET CASH PROVIDED BY
                     FINANCING ACTIVITIES                     71,618     225,011
                                                            --------    --------

                     NET INCREASE (DECREASE) IN
                     CASH AND CASH EQUIVALENTS              $(23,410)   $  2,558
                                                            --------    --------

Cash and cash equivalents, beginning of period              $ 23,410    $     --
                                                            --------    --------

                     CASH AND CASH EQUIVALENTS,
                     END OF PERIOD                          $     --    $  2,558
                                                            ========    ========

                   See notes to audited consolidated financial
                        statements and auditor's report.

                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

                                                        1998         1999
                                                        ----         ----

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest during the period             $   1,839   $         --
                                                     =========   ============

Supplemental Disclosures of Noncash Financing and Investing Activities:

Issuance of common stock in exchange
  for services                                       $  37,500   $         --
                                                     =========   ============
Goodwill and public shell acquired pertaining
  to reverse merger on December 2, 1998              $ 300,000   $         --
                                                     =========   ============
Accounts receivable, equipment, customer
  lists, and goodwill acquired for common stock      $      --   $  1,543,205
                                                     =========   ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Www.eBIZnet.com, Inc. was organized under the laws of the State of Florida on January 29, 1997 and adopted its original name of Florida Diet Services, Inc. effective October 13, 1997. On December 3, 1998, www.wBIZnet.com, Inc. legally amended its Articles of Incorporation to effect a name change from Florida Diet Services, Inc. to www.eBIZnet.com, Inc. and commenced operations as of that date upon a reverse acquisition as described below in Note J. Www.eBIZnet.com, Inc. had no prior operating history while functioning under its former name of Florida Diet Services, Inc..

Www.eBIZnet.com, Inc., together with certain of its subsidiaries (the Company), provides comprehensive Internet advertising and marketing services, including the creation of web sites and advertising banners for use at those sites across the world.

The Company also operates a barter exchange in the St. Louis, Missouri community where corporations and individuals exchange goods and services with each other. Fees are generated by the Company as a third-party record-keeper of members' transactions and balances, which are denominated in trade dollars. The Company uses the ratio of one trade dollar to one United States dollar in measuring and accounting for purchases and sales. This one-for-one ratio is the pervasive standard throughout the barter industry.

Inherent in the Company's Internet related business are various risks and uncertainties, including its limited operating history, recent development of the Internet advertising market and unproven acceptance and effectiveness of Web advertising, unproven business model, risks associated with technological change, and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts, and the acceptance of the Company's solutions by the marketplace. The Company has incurred recurring losses from operations since inception, its current liabilities exceeds its current assets and its cash flows from operating activities are negative. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note O.

Basis of Presentation - The consolidated financial statements included herein include the accounts of the www.eBIZnet.com, Inc. and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Accounts Receivable - Accounts receivable are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the year

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

Accounts Receivable (cont.) - ended December 31, 1998 and the three months ended March 31, 1999 was recorded. At December 31, 1998 and March 31, 1999, no allowance for doubtful accounts was deemed necessary.

Credit is extended to customers based on an evaluation of their financial condition, and collateral is not required. The Company performs ongoing credit evaluations of its customers.

Property and Equipment - Property and equipment are recorded at cost and include expenditures which substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods which range from 5 to 39 years. Goodwill and purchased customer lists are amortized over periods ranging from 3 to 15 years.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Long-Lived Assets - In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of intangible assets and other long-lived assets is reviewed by management on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will recognize the amount of the impairment based on discounted expected future cash flows from the impaired assets.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Uninsured Deposits - At times during the year, the Company maintains cash balances in bank accounts in excess of federally insured amounts.

Management's Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

Revenue Recognition - Revenue is recognized over the contract period as internet related services are performed, provided collection of the resulting receivable is probable. With respect to the Company's barter operations, revenue is recognized at the time a trade or exchange occurs between a buying and a selling customer of the trade exchange. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Further, no revenue is recognized unless collection of the applicable consideration is probable.

Web Site Research and Development - Costs incurred in the development, classification, organization of web site listings, and banner enhancements are charged to expense as incurred.

Capitalized Software Costs - Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of its products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $500 and $1,328 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

Comprehensive Income (Loss) - As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE B - INSTALLMENT NOTE PAYABLE

During the year ended December 31, 1998, the Company borrowed $50,000 from a bank and incurred interest charges on this installment obligation in the amount of $1,074. The loan was repaid in full during 1998 with the proceeds from the maturity of a certificate of deposit with the bank. This line of credit carried interest at 8.5% and was collateralized by the aforementioned fixed term certificate of deposit in the amount of $50,000.

NOTE C - SHAREHOLDER LOANS PAYABLE

In March of 1998, the Company borrowed $75,000 in working capital debt financing from one of the acquired Company's shareholders. The entire balance is payable on December 31, 1999 with a balloon payment of principal and interest accrued at 12% per annum. Included in interest expense in the accompanying Consolidated Statements of Operations and Retained Deficit is $6,517 and $2,005 in unpaid interest accrued on these shareholder loans during the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

NOTE D - SUBCONTRACTORS' LOANS PAYABLE

During the year ended December 31, 1998, the Company incurred services from various individuals pertaining to the construction of banner advertisements and related web trafficking on the Company's web sites. The Company signed several promissory notes with each of these parties totaling approximately $19,000, including interest thereon, of which approximately $3,000 was payable to a party related to one of the Company's shareholder. The promissory notes were repaid in full during 1998 with interest thereon of 12% per annum.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases its corporate office facilities in South Florida under cancelable month to month operating leases. The lease for its corporate executive office in North Lauderdale, Florida is from its majority stockholder and officer. The lease for its Deerfield Beach, Florida marketing and development office is from one of the Company's shareholders. The lease for its barter facility in St. Louis Missouri is from an entity owned by one of the shareholders of the Company. The latter lease contains a one year renewal option through January 31, 2000. All of the operating leases have remaining lease terms of twelve months or less from the date of the latest balance sheet presented. Rental payments and related expense for the year ending December 31, 1998 and the three months ended March 31, 1999 were $5,460 and $20,401, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE E - RELATED PARTY TRANSACTIONS (CONT.)

During the year ended December 31, 1998, the Company temporarily loaned $3,000 to a former officer. The loan was fully repaid during 1998 and was interest free.

The Company received consulting services from a corporation related to the Company's majority stockholder. During the year ended December 31, 1998 and the three months ended March 31, 1999, the Company paid this corporation $25,468 and $9,965, respectively.

NOTE F - RECENT ACCOUNTING PRONOUNCEMENTS

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt. The Statement, which is effective for fiscal years beginning after June 15, 1999, establishes standards for accounting and reporting for derivative instruments and hedging activities. The Company does not expect that the adoption of Statement of Financial Accounting Standards No.133 will have a material impact on its consolidated financial statements because the Company does not currently hold any derivative instruments.

In March, 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted this SOP effective for the year ended December 31, 1998. The adoption of the SOP does not make a material impact on the Company's consolidated financial statements.

In April, 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". The SOP is effective for fiscal years beginning after December 15, 1998. The SOP requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt SOP 98-5 for the year ended December 31, 1999, The adoption of SOP 98-5 is not expected to have a material impact on the Company's consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE G - EARNINGS PER SHARE (EPS)

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 128 during the year. This statement requires dual presentation of basic and diluted EPS with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for all periods presented. There were no adjustments required to net loss for all periods presented in the computation of diluted earnings per share. The basic and diluted weighted average shares outstanding for the year ended December 31, 1998 and the three months ended March 31, 1999 are as follows:

                                                           1998          1999
                                                           ----          ----
Weighted average outstanding common shares used
   for basic and diluted EPS                             2,594,453     6,036,658
                                                         =========     =========

NOTE H - INCOME TAXES

Due to operating losses and the inability to recognize an income tax benefit therefrom, there is no provision for current or deferred federal or state income taxes for the year ended December 31, 1998 and the three months ended March 31, 1999.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at December 31, 1998 and at March 31, 1999 consists of net operating loss carryforwards calculated using federal and state effective tax rates which equated to approximately $70,000 and $190,000 less valuation allowances in the amounts of approximately $70,000 and $190,000, respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $70,000 and $120,000 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE H - INCOME TAXES (CONT.)

As of March 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $163,000 and $474,000, respectively. Substantially all of the federal and state net operating loss carryforwards will expire in 2014.

Utilization of the net operating losses may be subject to certain annual limitations under Code Section 382 of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses before full utilization.

NOTE I - SEGMENT INFORMATION

The Company operates its comprehensive Internet advertising and marketing services, including the creation of web sites and advertising banners for use at those sites across the world from its offices located in Southern Florida. Revenues are generated currently from within the United States.

The Company also operates a barter exchange business in the St. Louis, Missouri area. The Company's management has determined the operating segments based on how the business is managed and operated. The barter exchange company in St. Louis, Missouri operates as an independent subsidiary with its own sales force and operations departments.

Information for the barter exchange segment in the St. Louis, Missouri area as of and for the period from March 12, 1999, date of acquisition, through March 31, 1999 is as follows:

Revenues from external customers                                      $  14,884

Segment operating loss                                                $  (2,697)

Total assets                                                          $ 123,724

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE J - ACQUISITIONS

Electronic Business Network, Inc.: On December 2, 1998, the Company acquired 100% of the outstanding common stock of Electronic Business Network, Inc. through the issuance of three million shares of its common stock with no readily available market price at the time. The acquisition resulted in a tax-free exchange for federal and state income tax purposes. The transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion No.16 wherein the shareholders of Electronic Business Network, Inc. retained the majority of the outstanding stock of the Company after the merger.

Pro forma information, pertaining to the public shell, giving effect to the aforementioned acquisition as if the acquisition took place January 1, 1998 and through the date of acquisition, is as follows:

Public shell revenues                                                    $    --

Public shell expenses                                                    $29,950

The Purchase Shell intangible asset in the accompanying Consolidated Balance Sheets is being amortized over fifteen years. Amortization of the purchased shell for the year ended December 31, 1998 and the three months ended March 31, 1999 was $ - and $3,333, respectively. Amortization of the purchased goodwill for the year ended December 31, 1998 and the three months ended March 31, 1999 was $ - and $1,667, respectively.

JBX Designs: During the three months ended March 31, 1999, the Company acquired the assets and business of JBX Designs, Inc. and d.b.a. JBX Online of Deerfield Beach, Florida, including its customer base. The purchase price paid was 115,000 shares of the Company's common stock. As of January 14, 1999, the fair market value of the 115,000 shares of common stock approximated $1,150,000 and, accordingly, the Company has used the fair market value of its shares to value the transaction. The acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to the following:

Goodwill                                                              $1,000,000

Customer Lists                                                        $  150,000

The accompanying consolidated financial statements include the operations of JBX Designs from January 14, 1999, the date of acquisition.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE J - ACQUISITIONS (CONT.)

Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and intangible assets acquired. Goodwill pertaining to the technology purchased and customer lists resulting from the acquisition are being amortized over three years and five years, respectively, on a straight-line basis. Amortization expense for the goodwill and the customer lists for the three months ended March 31, 1999 was $69,444 and $6,250, respectively.

International Trade Exchange Ltd.: During the three months ended March 31, 1999, the Company acquired the assets and business of International Trade Exchange Ltd., d.b.a. International Credit Reserve Exchange, Ltd., a.k.a. ICRE Ltd., including its entire customer base. The purchase price paid was 75,000 shares of the Company's common stock. As of March 12, 1999, the fair market value of the 75,000 shares of common stock approximated $375,000 and, accordingly, the Company has used the fair market value of its shares to value the transaction. The acquisition was accounted for by the purchase method of accounting. The purchase price was allocated to the following:

Accounts Receivable                                                     $100,000

Goodwill                                                                $225,000

Customer Lists                                                          $ 50,000

Fixed assets acquired were de minimums.

The accompanying consolidated financial statements include the operations of ICRE from March 12, 1999, the date of acquisition.

Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and intangible assets acquired. Goodwill and customer lists resulting from this particular acquisition are being amortized over fifteen years and five years, respectively, on a straight-line basis. Amortization expense for the goodwill and the customer lists for the three months ended March 31, 1999 was $625 and $416, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE K - COMMITMENTS AND CONTINGENCIES

During the three months ended March 31, 1999 the Company entered into 2 separate one-year employment agreements with individuals in various positions within the Company. The agreements provide for compensation to these individuals, at the annual rate of $104,000, collectively, plus fringe benefits including two weeks paid vacation, Company provided health insurance, industry related dues and subscriptions, a $500 monthly automobile allowance and a $100 monthly cellular telephone allowance.

One of the two aforementioned contracts also provided, pursuant to a future stock option program, the employee with an option to purchase 10,000 shares of the Company's common stock at $1 per share.

As a further inducement in the other employment agreement, the Company committed to pay the employee an additional $100,000 as follows: Four installments of $5,000 on the 15th day of the month beginning in February, 1999, and $80,000 in common stock, future warrants or future options at the Company's discretion, due on or before January 1, 2000.

NOTE L - YEAR 2000 ISSUE

Due to the nature of the Company's computerized Internet operations, the Company is substantially reliant on computers for the processing of critical data leading into banner advertisements. The disruption of the processing of that data could have a material adverse impact on the Company. It is management's opinion that the estimated cost of remediation is immaterial to the financial statements taken as a whole.

NOTE M - STOCK WARRANTS

The Company issued 965,000 non-qualified common stock purchase warrants during the year ended December 31, 1998. Each warrant is convertible into one share of the Company's common stock when exercised at a strike price of $1. The warrants expire on July 7, 2001. During the three months ended March 31, 1999, the Company received proceeds totaling $210,100 from the exercise of these warrants to purchase 210,100 shares of common stock.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              www.eBIZnet.com Inc.
 For the Year Ended December 31, 1998 and the Three Months Ended March 31, 1999

NOTE N - CAPITAL STOCK

During the three months ended March 31, 1999, the Company physically issued common stock to non-employees in exchange for subcontract labor and stock promotional services valued at approximately $37,500 which was earned in December of 1998. The non-cash expense was recorded at the fair market value at the date of grant and is recorded and is included in the accompanying Consolidated Statements of Operations and Consolidated Balance Sheets as of (at) December 31, 1998

NOTE O - SUBSEQUENT EVENTS

Subsequent to March 31, 1999, the Company was in the process of executing a contract for the sale of 650,000 shares of its common stock to an unrelated investment group for approximately $450,000. The proceeds would make positive the Company's current net working capital deficiency herein.

On May 10, 1999, the Company, though its barter exchange segment subsidiary, acquired the rights and title to the trade name Barter Accounting Software including developed software code, database routines, screen and report formatting, user interfaces and installation procedures from an unrelated individual in the state of Missouri. The purchase price paid was 200,000 shares of the Company's common stock. As of May 10, 1999, the fair market value of the 200,000 shares of common stock approximated $350,000 and, accordingly, the Company has used the fair market value of its shares to value the transaction. The acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to the costs of externally purchased software. The capitalized software resulting from the acquisition is being amortized over three years on a straight-line basis.

Under the terms of the agreement, if the 200,000 common shares reach a value on liquidation of more than $5 subsequent to May 9, 2000, then one-half of the amount over $5 per share is to be returned to the Company.

On April 30, 1999, the Company entered into a consulting services agreement with an individual. The consultant shall provide internet website creation and development services, audio and video production of commercials and infomercials, and electronic animation for use in websites and in video presentations. In exchange for these services, the Company is committed to pay this individual $60,000 per annum at the rate of $5,000 per month.

Subsequent to year end, the Company received proceeds totaling $317,600 from the exercise of 317,600 additional non-qualified common stock purchase warrants. Each warrant was converted into one share of the Company's common stock at an exercise price of $1.

                                 BALANCE SHEETS
                        ELECTRONIC BUSINESS NETWORK INC.
                           December 31, 1997 and 1996

                          ASSETS                               1997        1996
                                                               ----        ----
CURRENT ASSETS
    Cash                                                     $ 23,410    $     57
                                                             --------    --------
         TOTAL CURRENT ASSETS                                  23,410          57

PROPERTY AND EQUIPMENT
    Computer Equipment                                         10,000      10,000
    Furniture & Fixtures                                        1,835       1,835
    Less: Accumulated Depreciation                             (5,912)     (2,262)
                                                             --------    --------
      TOTAL PROPERTY AND EQUIPMENT                              5,923       9,573
                                                             --------    --------
         TOTAL ASSETS                                        $ 29,333    $  9,630
                                                             ========    ========

            LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
    Accounts Payable                                         $ 15,497    $    -0-
                                                             --------    --------
         TOTAL CURRENT LIABILITIES                             15,497         -0-

LONG-TERM DEBT

STOCKHOLDER'S EQUITY
     Common Stock                                                   1           1
     Additional Paid in Capital                                   999         999
     Retained Earnings                                         12,836       8,630
                                                             --------    --------

       TOTAL STOCKHOLDER'S EQUITY                              13,836       9,630
                                                             --------    --------
                                                             $ 29,333    $  9,630
                                                             ========    ========

                        See notes to financial statements

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                        ELECTRONIC BUSINESS NETWORK INC.
                   For Years Ended December 31, 1997 and 1996

                                                           1997          1996
                                                           ----          ----

REVENUE
 Net Sales                                              $ 139,603     $  52,790
 Commissions on Sales                                     (20,604)         (963)
                                                        ---------     ---------
     GROSS PROFIT                                         118,999        51,827

OPERATING EXPENSES
 Advertising                                            $   4,948     $     690
 Automobile                                                     0         3,786
 Consulting Fees                                           58,794        19,062
 Depreciation                                               3,650         2,262
 Dues                                                         580            86
 Insurance                                                     50           680
 Taxes & Licenses                                             116           559
 Office Supplies                                            3,305         2,046
 Rent                                                       2,168         1,900
 Telephone                                                  5,388         3,141
 Training                                                   1,485           -0-
 Travel                                                       134           800
                                                        ---------     ---------

      TOTAL EXPENSES                                       80,618        35,012
                                                        ---------     ---------

            NET INCOME                                  $  38,381     $  16,815

            Stockholder Distributions                     (34,175)       (8,185)

            Retained Earnings, Beginning of Year            8,630           -0-
                                                        ---------     ---------
            Retained Earnings, End of Year              $  12,836     $   8,630
                                                        =========     =========

                        See notes to financial statements

                            STATEMENTS OF CASH FLOWS
                        ELECTRONIC BUSINESS NETWORK, INC.
                 For the Years Ended December 31, 1997 and 1996

                                                           1997          1996
                                                           ----          ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                             $ 38,381      $ 16,815
  Adjustments to reconcile net income
  to net cash provided by operating activities:
       Depreciation expense                                 3,650         2,262
      Increase in operating liabilities:
       Accounts payable                                    15,497           -0-
                                                         --------      --------
            NET CASH PROVIDED BY
            OPERATING ACTIVITIES                           57,528        19,077

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment                     -0-       (11,835)
                                                         --------      --------
            NET CASH USED IN
            INVESTING ACTIVITIES                              -0-       (11,835)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Stockholder distributions                               (34,175)       (8,185)
  Proceeds from issuance of common stock                      -0-         1,000
                                                         --------      --------
            NET CASH USED IN
            FINANCING ACTIVITIES                          (34,175)       (7,185)
                                                         --------      --------
            NET INCREASE IN
            CASH AND CASH EQUIVALENTS                    $ 23,353      $     57

Cash and cash equivalents, beginning of year             $     57      $    -0-
                                                         --------      --------
            CASH AND CASH EQUIVALENTS
            END OF YEAR                                  $ 23,410      $     57
                                                         ========      ========

                        See notes to financial statements

                         NOTES TO FINANCIAL STATEMENTS
                        ELECTRONIC BUSINESS NETWORK, INC.
                 For the Years Ended December 31, 1997 and 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Electronic Business Network, Inc. was incorporated on February 6, 1995 in the state of Florida. The Company provides Internet advertising and marketing services, including the creation of web sites and advertising banners for use at those sites across the world.

Accounts Receivable - Accounts receivable are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the years ended December 31, 1997 and 1996 was recorded. At December 31, 1997 and 1996, no allowance for doubtful accounts was deemed necessary.

Property and Equipment - Property and equipment are recorded at cost and include expenditures, which substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method and other methods, which approximate the straight-line method. It is calculated over the prescribed Internal Revenue Service recovery periods, which range from 5 to 39 years.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as gain or loss.

Cash and Cash Equivalents - For purposes of the Statements of Cash Rows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized over the contract period as services are performed.

Web site development - Costs incurred in the development, classification, and organization of web site listings, and banner enhancements are charged to expense as incurred.

                          NOTES TO FINANCIAL STATEMENTS
                        ELECTRONIC BUSINESS NETWORK, INC.
                 For the Years Ended December 31, 1997 and 1996

Income Taxes - The Company, with the consent of its sole stockholder, initially elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Subchapter S provides that in lieu of corporate income taxes, the stockholder separately accounts for his pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate federal or state income taxes.

In May of 1998, the Company's then sole stockholder, individually sold 25% of his common stock to an unrelated corporation. Accordingly, the Company's S status was terminated and federal and state income tax liabilities could become due in the future as of the date in which the disqualifying event occurred.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $4,948 and $690 for 1997 and 1996, respectively.

NOTE B - SUBSEQUENT EVENTS

At December 31, 1997 and 1996, there were 100 shares of common stock (par value of $.01) authorized, issued and outstanding with the Company's sole stockholder. On September 30, 1998, the Company amended its Articles of Incorporation to effect an increase in the authorized number of shares of capital stock to 10,000,000 shares comprised of 9,000,000 shares of common stock having a par value of $.01 and 1,000,000 shares, without a par value.

On September 17, 1998, the Company entered into a consulting contract with a financial services firm whereby the firm provided the preparation of an offering memorandum document for the Company in exchange for certain consideration by the Company. As of the date of this report, the Company is currently committed to paying 10,000 shares of its common stock to this firm.

In March of 1998, the Company borrowed $75,000 in working capital debt financing from the Company's sole shareholder. The entire balance is payable on December 31, 1998 with a balloon payment of principal and interest accrued at 12% per annum.

Subsequent to year-end, the Company borrowed $50,000 from a bank and subsequently repaid the loan in full. This line of credit earned interest at 8.5% and was collateralized by a fixed term certificate of deposit.

                          NOTES TO FINANCIAL STATEMENTS
                        ELECTRONIC BUSINESS NETWORK, INC.
                 For the Years Ended December 31, 1997 and 1996

NOTE B - SUBSEQUENT EVENTS (CONT.)

Subsequent to year-end, the Company incurred services from various individuals and a company pertaining to the selling of banner advertisements on the Company's web sites. As of the date of this report, the Company currently has several signed promissory notes with each of these parties totaling $26,125 of which $2,750 is payable to a party related to the Company's shareholder. The promissory notes will be repaid within the upcoming twelve-month operating cycle with interest at 12% per annum.

On December 2, 1998, the Company entered into a stock repurchase and retirement agreement with a publicly traded shell company (purchaser), whereby the purchaser acquired 100% of the issued and outstanding shares of capital stock of the Company.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases its office facilities in North Lauderdale, Florida under a cancelable month to month operating lease from its sole stockholder. Rental payments and related expense for the years ending December 31, 1997 and 1996 was $2,168 and $1,900, respectively.

NOTE D - YEAR 2000 ISSUE

Due to the nature of the Company's computerized Internet operations, the Company is substantially reliant on computers for the processing of critical data leading into banner advertisements. The disruption of the processing of that data could have a material adverse impact on the Company. It is management's opinion that the estimated cost of remediation is immaterial to the financial statements taken as a whole.

NOTE E - FUTURE REPORTING REQUIREMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which the Company has not been required to adopt. The Statement, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Part III

Item 1.                         Index to Exhibits

Exhibit Number    Description                                          Page
--------------    -----------                                          ----
     (3)

                  (i)   Articles of Incorporation, As Amended

                  (ii)  By-laws

    (10)          Material Contracts

                  (i) Acquisition Agreement between Florida Diet Services, Inc., Electronic Business Network, Inc. and Garland E. Harris dated December 3, 1998.

                  (ii) Asset Purchase Agreement between JBX Online, Inc. and JBX Design, Inc. and DBA JBX Online dated January 14,1999.

                  (iii) Asset Exchange Agreement between Global Online
                        Exchange.One, Inc. and International Trade
                        Exchange, Ltd dated March 12, 1999.

                  (iv) Asset Exchange Agreement between Global Online Exchange, Inc. and Harold A. Rice dated May 10, 1999.

                  (v)   Web Advertising Sales Agreement between
                        Electronic Business Network, Inc. and Flycast Communications Corporation dated June 13,1999.

                  (vi)  Network Affiliation Agreement between
                        Electronic Business Network, Inc. and 24/7
                        Media, Inc. dated July 27, 1999.

                  (vii) Employment Agreement between Global Online,
                        Inc. and W. Allen Cochran dated February 19,
                        1999.

                 (viii) Employment Agreement between JBX Online, Inc.
                        and John Boudreaux dated January 15, 1999.

    (21)         Subsidiaries

    (27)         Financial Data Schedule

Item 2. Description of Exhibits

                              SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      WWW.EBIZNET.COM, INC.


Date August 26, 1999                  By: /S/ Garland E. Harris
                                          -------------------------------------
                                          Garland E. Harris, President


                                      By: /S/ Harold Rice
                                          -------------------------------------
                                          Harold Rice, Chief Financial Officer